UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 1 March 2025, London UK

Depemokimab delivers clinically meaningful and statistically significant improvements for patients with chronic rhinosinusitis with nasal polyps (CRSwNP)

●   ANCHOR-1 and ANCHOR-2 phase III trials show improvements in nasal polyp size and obstruction for depemokimab with twice-yearly dosing versus placebo

●   Results with depemokimab were observed early at first assessment and sustained over 52 weeks

●   Late-breaking data presented at the 2025 American Academy of Allergy, Asthma and Immunology (AAAAI)/World Allergy Organization (WAO) Joint Congress and simultaneously published in The Lancet

GSK plc (LSE/NYSE: GSK) today announced full results from the positive ANCHOR-1 and ANCHOR-2 phase III clinical trials assessing the efficacy and safety of depemokimab versus placebo (both with standard of care [SOC]) in adults with CRSwNP. Depemokimab is an investigational, ultra-long-acting monoclonal antibody targeting interleukin-5 (IL-5), a key cytokine (protein) in type 2 inflammation that presents in up to 85% of people with CRSwNP.1-5 Results from these studies were presented in a late-breaking oral abstract session at the 2025 AAAAI/WAO Joint Congress in San Diego, California and simultaneously published in The Lancet.

ANCHOR-1 (N=271) and ANCHOR-2 (N=257) met their co-primary endpoints, with twice-yearly administration of depemokimab showing clinically meaningful and statistically significant improvements in nasal polyp size and nasal obstruction, two key clinical measures of disease severity, versus placebo.6,7 Additionally, a pooled analysis of the two trials showed improvements (reductions) from baseline versus placebo measured by:
●           Nasal polyp score (NPS, 0-8) at 52 weeks (treatment difference [95% CI], -0.7 [-0.9, -0.4], nominal p<0.001).
●           Mean nasal obstruction scores (verbal response scale [VRS, 0-3]) over weeks 49-52 (treatment difference [95% CI], -0.24 [-0.39, -0.08], nominal p=0.003).

ANCHOR-1 and ANCHOR-2 recruited a broad patient population with heterogenous symptom severity, reflective of real-world clinical practice. The treatment benefits were observed by the first assessment and sustained to week 52.6,7

Kaivan Khavandi, SVP and Global Head, Respiratory, Immunology/Inflammation R&D, said: "Today's data build on the body of evidence supporting depemokimab as an ultra-long-acting treatment and demonstrate significant reductions in nasal polyps with a twice-yearly dosing regimen. With nearly 40% of patients needing repeat surgeries and many requiring long-term systemic corticosteroids, there is a clear medical need for alternative treatment options to provide sustained symptom improvement and help alleviate the debilitating burden of this disease." 8,9

In pooled analyses of the secondary endpoints from both studies, nominally significant improvements in favour of depemokimab versus placebo were observed. These include changes from baseline in rhinorrhoea VRS score, loss of smell VRS score, in addition to the Lund-Mackay CT score, a sinus imaging assessment, and SNOT-22, a disease-related quality of life measure.6,7

By week 52 in the pooled ANCHOR studies, 74% (n=200) of patients in the depemokimab arm and 64% (n=164) patients in the placebo arm did not have intervention with SCS, surgery, or disease modulating medication (odds ratio [95% CI]: 0.58 [0.40, 0.86], nominal p=0.006).6,7 When considering intervention with surgery or disease modulating medication alone, the results still trended in depemokimab's favour with 88% (n=239) of depemokimab-treated patients not having surgery or disease modulating medication vs. 83% (n=213) in the placebo group (hazard ratio [95% CI]: 0.713 [0.453, 1.124], p=0.146).

The proportion of patients who experienced adverse events (AEs) was similar between the depemokimab and placebo groups in ANCHOR-1 (74% [n=106] versus 79% [n=101]) and ANCHOR-2 (76% [n=98] versus 80% [n=102]).6,7 These are consistent with results from SWIFT-1 and SWIFT-2, the phase III trials of depemokimab in patients with asthma with type 2 inflammation. 1 Additionally, <1% of patients (n=2) receiving depemokimab and 1% (n=3) on placebo, across both ANCHOR-1 and -2, discontinued treatment or withdrew from the study due to AEs. No serious adverse events were considered related to study treatment by investigators.6,7

CRSwNP is a chronic condition that affects up to 4% of the general population.5 The current SOC, including surgery and SCS use, is suboptimal to address the long-term impact of CRSwNP, and almost half of patients live with poorly controlled symptoms. Although short-term SCS temporarily improves symptoms, repeated use is known to cause serious adverse events such as increased risk of diabetes, cardiovascular disease, cataracts and osteoporosis. Surgery also improves symptoms, but up to 40% of patients experience recurrence of nasal polyps and symptoms within 18 months due to the underlying inflammation not fully suppressed by surgery.10

Findings from ANCHOR-1 and -2, along with data from SWIFT-1 and SWIFT-2, are being used to support regulatory filings in both asthma with type 2 inflammation and CRSwNP in different countries around the world. Depemokimab is not currently approved in any country for either of these indications.

About ANCHOR-1 and ANCHOR-26,7

The ANCHOR-1 and ANCHOR-2 clinical trials assessed the safety and efficacy of depemokimab in patients with CRSwNP. Both were global, 52-week, randomised, double-blind, parallel group, placebo controlled, multi-centre trials. The full analysis set in ANCHOR-1 included 143 patients in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm; in ANCHOR-2, 129 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm.

All 528 patients had inadequately controlled CRSwNP, including nasal polyps in both nasal cavities (an endoscopic bilateral NPS ≥5), and had either undergone previous surgery for CRSwNP, had received previous treatment with SCS or were intolerant to SCS. Patients received depemokimab or placebo at six-monthly intervals (26 weeks) in addition to SOC (maintenance intranasal corticosteroids).

About CRSwNP
CRSwNP is caused by inflammation of the nasal lining that can lead to soft tissue growths, known as nasal polyps.8,9 People with CRSwNP experience symptoms such as nasal obstruction, loss of smell, facial pain, sleep disturbance, infections and nasal discharge that can significantly affect their emotional and physical well-being.2-4,10 IL-5 is a key cytokine (protein) in type 2 inflammation and is present in up to 85% of people with CRSwNP.2-5,10 IL-5 is frequently found in high concentrations in sinus and nasal polyp tissue of patients with CRSwNP and is associated with more severe disease.

About depemokimab
Depemokimab, a monoclonal antibody that targets IL-5, is the first ultra-long-acting biologic to be evaluated in phase III trials of patients with CRSwNP. Depemokimab's extended half-life, high-binding affinity and potency, supported six-month (26 week) dosing regimens in the ANCHOR trials.6,7 In these trials, depemokimab demonstrated early and sustained inhibition of blood eosinophils, a key marker of IL-5 activity. 6,7,11

The phase III programme includes evaluation of depemokimab in other IL-5 mediated diseases. These include severe asthma, eosinophilic granulomatosis with polyangiitis (EGPA) and hypereosinophilic syndrome (HES). 1,12,13, 14 The first phase III trials in severe asthma, SWIFT-1 and SWIFT-2, have been reported and published in the New England Journal of Medicine.1

GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics, and inhaled medicines, GSK is focused on improving outcomes and the lives of people living with all types of asthma and COPD along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim of modifying the underlying disease dysfunction and preventing progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. Find out more at gsk.com.

Footnote

[I] The term nominal significance refers to results with a p-value <0.05 where there was no control for multiple comparisons or where the test was performed after a break in the multiplicity hierarchy.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Annual Report for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1.     Jackson DJ, et al. Six Monthly Depemokimab in Severe Asthma With an Eosinophilic Phenotype. NEJM. Published on September 9 at NEJM.org
2.     Han JK, et al. Mepolizumab for chronic rhinosinusitis with nasal polyps (SYNAPSE): a randomised, double-blind, placebo-controlled, phase 3 trial. Lancet Respir Med. 2021;9(10):1141-1153.
3.     Kato A, et al. Endotypes of chronic rhinosinusitis: Relationships to disease phenotypes, pathogenesis, clinical findings, and treatment approaches. Allergy. 2022;77(3):812-826.
4.     De Corso E, et al. How to manage recurrences after surgery in CRSwNP patients in the biologic era: a narrative review. Acta Otorhinolaryngol Ital. 2023;43(Suppl. 1):S3-S13.
5.     Chen S, et al. Systematic literature review of the epidemiology and clinical burden of chronic rhinosinusitis with nasal polyposis. Curr Med Res Opin. 2020;36(11):1897-1911.
6.     ClinicalTrials.gov. Efficacy and Safety of Depemokimab (GSK3511294) in Participants With Chronic Rhinosinusitis With Nasal Polyps (ANCHOR-1). Available at: https://clinicaltrials.gov/study/NCT05274750. Accessed February 2025.
7.     ClinicalTrials.gov. Efficacy and Safety of Depemokimab (GSK3511294) in Participants With Chronic Rhinosinusitis With Nasal Polyps (ANCHOR-2) Available at: https://clinicaltrials.gov/study/NCT05281523. Accessed February 2025.
8.     Bachert C, et al. EUFOREA expert board meeting on uncontrolled severe chronic rhinosinusitis with nasal polyps (CRSwNP) and biologics: Definitions and management. J Allergy Clin Immunol. 2021;147(1):29-36.
9.     Global Initiative for Asthma (GINA). Global strategy for asthma management and prevention. 2021 main report. https://ginasthma.org/gina-reports/. Accessed February 2025.
10.    Bachert C, et al. Burden of Disease in Chronic Rhinosinusitis with Nasal Polyps. J Asthma Allergy. 2021;b 11;14:127-134. doi: 10.2147/JAA.S290424. PMID: 33603409; PMCID: PMC7886239.
11.    Kato A, et al. Endotypes of chronic rhinosinusitis: Relationships to disease phenotypes, pathogenesis, clinical findings, and treatment approaches. Allergy. 2022;77(3):812-826.
12.    ClinicalTrials.gov. An Open-Label Extension Study of GSK3511294 (Depemokimab) in Participants Who Were Previously Enrolled in 206713 (NCT04719832) or 213744 (NCT04718103) (AGILE). Available at: https://clinicaltrials.gov/study/NCT05243680. Accessed February 2025.
13.    ClinicalTrials.gov. A Study of GSK3511294 (Depemokimab) Compared With Mepolizumab or Benralizumab in Participants With Severe Asthma With an Eosinophilic Phenotype (NIMBLE). Available at: https://clinicaltrials.gov/study/NCT04718389. Accessed February 2025.
14.    ClinicalTrials.gov. Efficacy and Safety of Depemokimab Compared With Mepolizumab in Adults With Relapsing or Refractory Eosinophilic Granulomatosis With Polyangiitis (EGPA). Available at: https://clinicaltrials.gov/study/NCT05263934 Accessed February 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 03, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc